Exhibit 4.3
NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”) is made this day of June 1, 2022, by and between Travelzoo, a Delaware corporation (the "Company") and Justin Soffer ("Optionee").

WHEREAS, the Company and Optionee have agreed that Optionee will provide services to the Company starting June 1, 2022, pursuant to an employment agreement dated June 1, 2022 (the “Employment Agreement”); and

WHEREAS, in exchange for such services pursuant to the Employment Agreement and as inducement to Optionee to become an employee of the Company in accordance with NASDAQ Listing Rule 5635(c)(4), the Company desires to grant to Optionee the option to purchase certain shares of its stock, in accordance with the terms of this Agreement, with such option intended to be a nonstatutory stock option that is not an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, it is covenanted and agreed as follows:
1.     Grant and Terms of Option. Pursuant to action of the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”), the Company grants, effective June 1, 2022 (“Date of Grant”) to Optionee the option to purchase all or any part of 100,000 shares of common stock of the Company, par value of $0.01 each ("Common Stock"), to vest quarterly beginning July 1, 2022 over a period of three (3) years (the “Term”) upon the achievement of certain performance metrics, as set forth below, at the purchase price of $6.78 per share, which is the fair market value of the Common Stock determined as the official NASDAQ closing share price on the Date of Grant; provided, however, that the right to exercise such option shall be, and is hereby, restricted as follows:
(a)    No shares may be purchased until they have vested in accordance with the terms of this Agreement. Subject to the terms of this Agreement, the 100,000 stock options shall vest quarterly in installments provided that the following conditions are triggered:
    (i)    The stock options shall vest on the first date on which the Time Condition is met if, as of the date such Time Condition is met, the Performance Condition is also met.
    (ii)    The “Time Condition” will be satisfied as to 8.33% of the stock options at the end of each quarter following July 1, 2022.
    (iii)    The “Performance Condition” will be met if, as of the date of the satisfaction of the Time Condition:
        (A)     the total new members of Travelzoo in North America, Travelzoo in Europe, Jack’s Flight Club (PREMIUM service) or any combination thereof, as of the last day of the quarter, is at least 10% higher than the total new members for the same quarter in 2019 (with 2019 numbers as set forth on Exhibit A), respectively;
        (B)     the total cost savings in a quarter of Travelzoo in North America, Travelzoo in Europe, Jack’s Flight Club (PREMIUM service) or any combination thereof, as calculated for each category of members by the total new members per subsection (A) multiplied by the decrease of the average cost-per-acquisition (CPA) compared to the 2019 average (with 2019 numbers as set forth on Exhibit A), is at least $70,000, respectively; and
        (C)     the average quality of the acquired members per subsection (A), as measured by the Company’s official member quality score for North America and Europe added together and divided by 2, is at least 10% higher compared to the 2019 average calculated in the same manner (with 2019 numbers as set forth on Exhibit A). This criterion does not apply to Jack’s Flight Club PREMIUM members.
    (iv)    If the Performance Condition is not met as of the first date on which the Time Condition is met, the Time Condition may be extended by one quarter up to three times; provided, that if the Time Condition is extended, the measurement of the Performance Condition shall be aggregated for the original quarter plus the additional quarter(s) and compared against the same period in 2019, as applicable.
    (v)    For the avoidance of doubt, the achievement of the above Performance Condition, including paid acquisition of new members, must respect and align with the Company’s strategic allocation of marketing budget, which will be decided and may be updated by the Company at any time in its sole discretion, including without limitation, where, when and how much of the Company’s marketing budget is allocated towards acquisition of members in each market.
(b)    In no event may this option or any part thereof be exercised after the expiration of five (5) years from the Date of Grant, which shall be the term of the option.
(c)    The purchase price of the shares subject to the option may be paid for (i) in cash, (ii) in the discretion of the Board, by tender of shares of Common Stock already owned by Optionee, or (iii) in the discretion of the Board, by such other method as the Board may determine.
(d)    The option may not be exercised for a fraction of a share.
(e)    The option may not be exercised if Optionee is no longer employed by the Company subject to the provisions of Section 4 of this Agreement.
(f)    The option may not be exercised prior to the registration of the shares being offered under the Agreement, which registration shall be filed by the Company with the United States Securities and Exchange Commission following the execution of this Agreement.
(g)    The Board or the Committee shall also determine the methods by which shares of stock shall be delivered or deemed to be delivered to Optionee.
2.    Anti-Dilution Provisions. In the event that, during the term of this Agreement, there is any change in the number of shares of outstanding Common Stock of the Company by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, not including any issuances of shares for consideration or capital increases by the Company, the number of shares covered by this option agreement and the price thereof shall be adjusted, to the same proportionate number of shares and price as in this original agreement.
3.    Non-Transferability. Neither the option hereby granted nor any rights thereunder or under this Agreement may be assigned, transferred or in any manner encumbered except by will or the laws of descent and distribution, and any attempted assignment, transfer, mortgage, pledge or encumbrance except as herein authorized, shall be void and of no effect.

The option may be exercised during Optionee's lifetime only by Optionee or his guardian or legal representative as set forth herein.
4.    Termination of Employment. In the event of the termination of the Employment Agreement prior to its expiration, or to the extent the Company terminates employment of Optionee, including upon death or disability, Optionee’s (or, in the event of death, the legatee or legatees of Optionee under his last will, or his personal representatives or distributees) right to exercise the option, only to the extent it was vested and he was entitled to exercise it on the date of termination of services or employment, shall continue for 90 days after such termination but not after five (5) years from the Date of Grant. If Optionee (or, in the event of death, the legatee or legatees of Optionee under his last will, or his personal representatives or distributees) does not exercise the option within 90 days following such termination of Employment, any unexercised vested option shall be null and void.

5.    Method of Exercise/Shares Issued on Exercise of Option. The option may be exercised (in whole or in part) at any time during the period specified in this Agreement, (a) by delivering to the Corporate Secretary of the Company not less than thirty (30) days prior to the date of exercise (or such shorter period as the Company shall approve) a written notice (email being acceptable) of Optionee’s intent to exercise and estimated date of exercise, and (b) by delivering to the Corporate Secretary of the Company not less than five (5) business days prior to the date of exercise (or such shorter period as the Company shall approve) (i) a written notice of exercise designating the number of shares to be purchased, signed by Optionee, and (ii) payment of the full amount of the purchase price of the shares and payment of the full amount of applicable taxes triggered by the exercise of the shares, in each case, with respect to which the option is exercised. If the written notice of exercise is delivered by mail, or by any other means of delivery, the date of delivery shall be the date the written notice is actually received by the Corporate Secretary. It is the intention of the Company that on any exercise of this option it will transfer to Optionee shares of its authorized but unissued stock or transfer Treasury shares or utilize any combination of Treasury shares and authorized but unissued shares, to satisfy its obligations to deliver shares on any exercise hereof. No rights of a shareholder shall exist with respect to the Common Stock under this option as a result of the mere grant of this option.
6.    Board Administration. The Board, the Committee, or any successor or other committee authorized by the Board, subject to the express terms of this option, shall have plenary authority to interpret any provision of this option and to make any determinations necessary or advisable for the administration of this option and the exercise of the rights herein granted, and may waive or amend any provisions hereof in any manner not adversely affecting the rights granted to Optionee by the express terms hereof.
7.    Option not an Incentive Stock Option. It is intended that this option shall not be treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended, or otherwise qualify for any special tax benefits to Optionee.
8.    No Contract of Employment. Nothing contained in this Agreement shall be considered or construed as creating a contract of employment for any specified period of time.
9.    Restrictions on Exercise. This option may not be exercised if the issuance of Common Stock upon Optionee’s exercise or the method of payment of consideration for such Common Stock would constitute a violation of any applicable Federal or state securities law or other applicable law or regulation. As a condition to the exercise of this option, the Company may require Optionee to make any representations and warranty to the Company as may be required by any applicable law or regulation.
10.    Termination of Option. Notwithstanding anything to the contrary herein, this option shall not be exercisable after the expiration of the term of five (5) years from the Date of Grant, as set forth in section 1(b) hereof.
11.    Withholding upon Exercise. Prior to the issuance of shares upon the exercise of the option, the Optionee must make arrangements satisfactory to the Company to pay or provide for any applicable federal, state and local withholding obligations of the Company. The Optionee may satisfy any federal, state or local tax withholding obligation relating to the exercise of the option by any of the following means: (a) tendering a cash payment; or (b) requesting that the Company (which may or may not approve in its sole discretion) withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Optionee as a result of the exercise of the option; provided, however, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law. The Company reserves the right to withhold, in accordance with any applicable laws, from any consideration payable to Optionee any taxes required to be withheld by federal, state or local law as a result of the grant or exercise of this option. If the amount of any consideration payable to Optionee is insufficient to pay such taxes or if no consideration is payable to Optionee, upon request of the Company, Optionee shall pay to the Company in cash an amount sufficient for the Company to satisfy any Federal, state or local tax withholding requirements it may incur as a result of the grant or exercise of this option. Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (”Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains the Optionee’s responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant, vesting, or exercise of the option or the subsequent sale of any shares acquired on exercise; and (b) does not commit to structure the option to reduce or eliminate the Optionee’s liability for Tax-Related Items.
12.    Severability. Any word, phrase, clause, sentence or other provision herein which violates or is prohibited by any applicable law, court decree or public policy shall be modified as necessary to avoid the violation or prohibition and so as to make this Agreement enforceable as fully as possible under applicable law, and if such cannot be so modified, the same shall be ineffective to the extent of such violation or prohibition without invalidating or affecting the remaining provisions herein.
13.    Non-Waiver of Rights. The Company’s failure to enforce at any time any of the provisions of this agreement or to require at any time performance by Optionee of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this agreement, or any part hereof, or the right of the Company thereafter to enforce each and every provision in accordance with the terms of this agreement.
14.    Entire Agreement; Amendments. No modification, amendment or waiver of any of the provisions of this agreement shall be effective unless in writing specifically referring hereto and signed by the parties hereto. This agreement supersedes all prior agreements and understandings between Optionee and the Company to the extent that any such agreements or understandings conflict with the terms of this agreement.
15.    Assignment. This agreement shall be freely assignable by the Company to and shall inure to the benefit of, and be binding upon, the Company, its successors and assigns and/or any other entity which shall succeed to the business presently being conducted by the Company.
16.    Governing Law. To the extent that Federal laws do not otherwise control, all determinations made, or actions taken pursuant hereto shall be governed by the laws of the state of New York, without regard to the conflict of laws rules thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by the undersigned officer pursuant to due authorization, and Optionee has signed this Agreement to evidence his acceptance of the option herein granted and of the terms hereof, all as of the date hereof.

COMPANY:
TRAVELZOO
By: /s/ Christina Sindoni Ciocca
Name: Christina Sindoni Ciocca
Title: Authorized Signatory
Date: June 1, 2022

OPTIONEE:
By: /s/ Justin Soffer
Name: Justin Soffer

Date: May 31, 2022